April 25, 2008

*BY FAX AND U.S. MAIL*

Mary E. Thornton, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004

> Re:   **TIAA-CREF Life Insurance Co.**
> Initial Registration Statement on Form S-1
> File No. 333-149714

Dear Ms. Thornton:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on March 14, 2008.  The registration statement received a full review.  Based on our review, we have the following comments.

1.   **Summary (p. 2)**

In the market value adjustment ("MVA") description, please include a statement to the effect that the MVA is assessed against the FTD if annuitization, surrender or withdrawal takes place more than 30 days before the end of the term (as is similarly described with regard to the surrender charge).

2.   **The Contract (p. 4)**

Please remove the phrase "the descriptions you read here are qualified entirely by the contract itself."   This statement suggests that a contract owner's rights may be limited by the language contained in the contract and may mislead contract owners as to their rights under the securities laws.  In the alternative, please note in the same place that the prospectus describes all material rights and obligations under the contract.

3.   **Market Value Adjustment (pp. 8-9)**

a.   Please revise the paragraph beginning "as a general rule" to reflect the fact that if interest rates remain the same, or go down, one might still be adversely affected by the MVA (because of the 0.25% factor). Please also clarify supplementally what the 0.25% factor is designed to reimburse since an MVA is presumably designed to reimburse the issuer for breakage costs.

b. Please clarify how the MVA operates. (*i.e.*, explicitly state that the amount of the adjustment is equal to the amount withdrawn, surrendered or annuitized multiplied by the product of the MVA formula.)

c. For clarity, please revise the definition of M to read "N rounded up to the next whole number".

d. Please confirm the insurer's belief that the difference in interest rates on STRIPS would be reasonably similar to the difference in interest rates of FTDs of the same maturity, when no FTD option of similar maturity is available.

4. **Cash Withdrawals (p. 10)**

Please explain whether, when no instructions are provided, cash withdrawals are taken pro-rata from all the FTDs or whether some other default methodology is used.

5. **Other Administrative Matters (p. 29)**

Please confirm supplementally that your statement that the contract is incontestable is not intended to limit a contract owner's ability to rely on statements found in this prospectus and assert any rights expressed in this prospectus under the federal securities laws.

6. **Distribution of the Contract (p. 31)**

Please provide all information required Item 508 of Regulation S-K to the extent applicable, including the compensation information required by 508(e).

7. **Powers of Attorney**

Please include new Powers of Attorney that specifically describes this registration statement by name or '33 Act file number as per Rule 483(b).

8. **Guarantees and Support Agreements**

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

9. **Financial Statements, Exhibits, Other Information and Marketing Name**

Financial statements, exhibits, and other required or missing disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

### 10. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved.  Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it.  After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6754.  Additionally, copies of documents or letters filed on EDGAR may be emailed to me at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285.  Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,


Michael L. Kosoff
Staff Attorney
Office of Insurance Products